Exhibit 99.1

Mountain Province Diamonds Announces Full Year and Fourth Quarter 2020 Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, March 25, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces its financial and operating results for the fourth quarter ("the Quarter" or "Q4 2020") and the full year ended December 31, 2020 ("FY 2020").  All figures are expressed in Canadian dollars unless otherwise noted and are unaudited.

Operational Highlights for Q4 and FY 2020
(all figures reported on a 100% basis unless otherwise stated)

  9,796,823 total tonnes mined during the quarter, a 12% decrease on the comparable period (Q4 2019: 11,089,408). 35,870,474 total tonnes mined during FY 2020, a 17% decrease from the comparable period (FY 2019: 43,224,827).
  840,261 ore tonnes mined during the quarter, a 6% decrease on the comparable period (Q4 2019: 890,886). 3,286,843 ore tonnes mined during FY 2020, a 1% increase from the comparable period (FY 2019: 3,247,324).
  736,138 ore tonnes treated during the quarter, a 21% decrease on the comparable period (Q4 2019: 936,903). 3,245,941 ore tonnes treated during FY 2020, a 9% decrease from the comparable period (FY 2019: 3,580,551).
  1,521,617 carats recovered during the quarter at an average grade of 2.07 carats per tonne, 23% lower than the comparable quarter (Q4 2019: 1,977,438 carats at 2.11 carats per tonne). 6,518,261 carats recovered during FY 2020 at an average grade of 2.01 carats per tonne, 4% lower than the comparable period (FY 2019: 6,820,631 at 1.90 carats per tonne).

Q4 and FY 2020 Production Statistics

	2020 Q4	2019 Q4	YoY Variance	FY 2020	FY 2019	YoY Variance

Total tonnes mined (ore and waste)	9,796,823	11,089,408	-12%	35,870,474	43,224,827	-17%
Ore tonnes mined	840,261	890,886	-6%	3,286,843	3,247,324	1%
Ore tonnes treated	736,138	936,903	-21%	3,245,941	3,580,551	-9%
Carats recovered	1,521,617	1,977,438	-23%	6,518,261	6,820,631	-4%
Carats recovered (49% share)	745,592	968,945	-23%	3,193,948	3,342.109	-4%

Financial Highlights for Q4 2020

  957,000 carats sold (Q4 2019: 772,000), with total proceeds of $80.2 million (US$61.7 million) compared to $65.0 million in Q4 2019, (US$49.2 million) at an average realised value of $84 per carat (US$65), Q4 2019: $84 per carat, (US$64).
  Adjusted EBITDA1 of $37.0 million.
  Earnings from mine operations of $22.8 million.
  736,138 ore tonnes treated and 1,521,617 carats recovered on a 100% basis for an average recovered grade of approximately 2.07 carat per tonne.Cash costs of $116 per tonne treated and $56 per carat recovered, include capitalized stripping costs1.
  Impairment charge of $217.4 million to the carrying value of the Gahcho Kué Mine's property, plant and equipment, attributable to a downward revision of pricing assumptions with respect to the diamonds within the Tuzo kimberlite pipe, a stronger Canadian dollar relative to the US dollar, and an increase in discount rate assumptions due to market related factors.
    Two Tuzo kimberlite large bulk samples amounting to a total of 121,860 carats yielded a finer size frequency distribution (SFD) in comparison to the smaller historical sample of 2,321 carats.
    The valuation work on the bulk samples has now been completed. The Company conducted an internal valuation at prevailing market prices as well as engaging WWW International Diamond Consultants (WWW) to provide an independent valuation of the bulk samples. Based on diamond price modeling of the large bulk samples by WWW the value estimates for Tuzo range between a low value of US$45 per carat and higher value of US$53 per carat with a base case of US$48 per carat. This is an adjustment from the previous modelled value base case of US$62 per carat.
  Net loss of $189.2 million or $0.90 loss per share.  Included in the determination of net loss for the three months ended December 31, 2020 is an impairment loss on property, plant and equipment of $217.4 million and unrealized foreign exchange gains of $18.6 million, on the translation of the Company's USD-denominated long-term debt and Dunebridge revolving credit facility. The unrealized foreign exchange gains are a result of the relative strengthening of the Canadian dollar versus the US dollar.
[1]Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2020 MD&A for explanation and reconciliation.

Financial Highlights for Full Year 2020

  Total sales revenue at $227 million (US$171 million) compared to $276 million in 2019 (US$208 million) at an average realized value of $68 per carat (US$51) 2019: $84 per carat, (US$63).
  Adjusted EBITDA2 of $51.2 million down 41% (2019: $87.1 million).
  Loss from mine operations down 106% to $1.5 million (2019: earnings from mine operations $24.8 million).
  No repurchases of outstanding secured notes payable (2019: $13.2 million (US$10.0 million)).
  Cash costs of production, including capitalized stripping costs2,3 of $103 per tonne treated (2019: $103 per tonne) and $51 per carat recovered (2019: $54 per carat).
  Net loss of $263.4 million or $1.25 loss per share (2019: net loss $128.8 million or $0.61 loss per share). Included in the determination of net loss is an impairment loss on property, plant and equipment of $217.4 million (2019: $115.8 million) offset by an unrealized foreign exchange gain of $12.3 million (2019: $20.8 million) on the translation of the Company's USD-denominated long-term debt and Dunebridge revolving credit facility. The unrealized foreign exchange gain is a result of the strengthening of the Canadian dollar versus US dollar.
  Capital expenditures were $38.8 million, $25.7 million of which were deferred stripping costs, with the remaining $13.1 million accounting for sustaining capital expenditures related to mine operations.
[2] Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2020 MD&A for explanation and reconciliation.

[3] In FY 2020 a total of 35.9 million tonnes mined, compared to a total of 43.2 million tonnes mined in 2019; a 17% decrease year over year.

Market Highlights for Q4 and Full Year 2020

In Q4 2020, 957,120 carats were sold at an average value of $84 per carat (US$65 per carat) for total proceeds of $80.2 million (US$61.7 million) in comparison to 771,799 carats sold at an average value of $84 per carat (US$64 per carat) for total proceeds of $65.0 million (US$49.2 million) in Q4 2019.

During FY 2020, 3,329,289 carats were sold at an average value of $68 per carat (US$51 per carat) for total proceeds of $227 million (US$171 million) in comparison to 3,284,520 carats sold at an average value of $84 per carat (US$63 per carat) for total proceeds of $276 million (US$208 million) in FY 2019.

The Company remains optimistic that as the world emerges from the effects of the coronavirus pandemic ("COVID-19"), the recovery of both rough diamond and polished diamond prices will continue, as seen during the last quarter of 2020 and the first quarter of 2021. Retail sales have recovered well and should continue to benefit from the pent-up savings that will be spent when economies reopen.

Mountain Province President and CEO Stuart Brown commented:

"2020 was a challenging year for the Company and Gahcho Kué Mine, with pandemic-related personnel shortages and an inability to trade in the rough markets due to global lock-downs driving our underperformance. While rough markets opened up at the end of the third quarter, challenges with production continued into early 2021, compounded by a COVID-19 outbreak that forced a 3-week operational stand-down in February, further impacting our ability to mine and recover diamonds. The uncertainty and fluid nature of the COVID-19 pandemic and the ongoing impacts to production as we restart the mine are hampering our plans to address the resultant production shortfalls, however, we are working with De Beers Canada to ensure that we can recover the lost carats with increased plant throughput throughout the remainder of the year. This revised plan for 2021 will be available in the second quarter and we will update the market as soon as it is available.

With regards to the Tuzo bulk samples, The Company will obtain more confidence of the market value when it has sold its share of the samples later in the second quarter, which will enable us to be more certain with respect to the diamond values. Thereafter, together with De Beers Group, a new mine plan will be developed, with the maximization of profitability, reductions in costs and mine life as guiding parameters.

In a positive development relative to the production setbacks, rough diamond prices have continued to improve in the opening months of 2021 as demand for rough diamonds remains robust. Overall, our current average diamond values, like for like, are now above pre-Covid levels.

Despite these improving market conditions, we continue to be cognizant of the potential impacts of the ongoing pandemic on Gahcho Kué. Together with De Beers Canada and our stakeholders, we have enhanced safety measures at site to combat this virus, safeguarding the health and safety of all our employees, contractors, and the communities with which we interact. To this end it is very positive in our ongoing efforts to minimize our operational risks that with the support of the Government of the Northwest Territories, it has been decided to implement the immediate vaccination of all employees and contractors who work at the Gahcho Kué site.

2020 was certainly a very challenging year and 2021, although positive from a diamond price recovery perspective, has been equally challenging from a planning and production perspective. We remain focused on production and meeting our cash flow objectives in an ever-changing environment."

Gahcho Kué Mine Operations

The following table summarizes the key operating statistics for Q4 2020 and FY 2020, and the previous year, at the Gahcho Kué Mine.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	840	891	3,287	3,247
*Waste tonnes mined	kilo tonnes	8,956	10,199	32,583	39,978
*Total tonnes mined	kilo tonnes	9,796	11,090	35,870	43,225
*Ore in stockpile	kilo tonnes	269	228	269	228

Processing
*Ore tonnes processed	kilo tonnes	736	937	3,246	3,581
*Average plant throughput	tonnes per day	8,270	10,297	8,869	9,811
*Average diamond recovery	carats per tonne	2.07	2.11	2.01	1.90
*Diamonds recovered	000's carats	1,521	1,978	6,518	6,821
Approximate diamonds recovered - Mountain Province	000's carats	745	969	3,194	3,342
Cash costs of production per tonne of ore, net of capitalized stripping **		$89	99	86	91
Cash costs of production per tonne of ore, including capitalized stripping**		$116	103	103	103
Cash costs of production per carat recovered, net of capitalized stripping**		$43	47	43	48
Cash costs of production per carat recovered, including capitalized stripping**		$56	49	51	54

Sales
Approximate diamonds sold - Mountain Province***	000's carats	957	772	3,329	3,284
Average diamond sales price per carat	US	$65	$64	$51	$63

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's December 31, 2020 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Year ended	Year ended
(in thousands of Canadian dollars, except where otherwise noted)		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Sales		$80,206	65,032	226,993	276,334
Carats sold	000's carats	957	772	3,329	3,284
Average price per carat sold	$/carat	84	84	68	84
Cost of sales per carat*	$/carat	60	80	69	76
Earnings from mine operations per carat		$24	4	(1)	8
Earnings from mine operations	%	28%	5%	-1%	10%
Selling, general and administrative expenses		$3,255	4,236	12,934	13,058
Impairment loss on property, plant and equipment		$217,366	115,753	217,366	115,753
Operating loss		$(198,643)	(118,104)	(235,811)	(112,852)
Net loss for the period		$(189,166)	(115,725)	(263,429)	(128,758)
Basic and diluted loss per share		$(0.90)	(0.55)	(1.25)	(0.61)

Conference Call

The Company will host its quarterly conference call on Thursday, March 25th, 2021 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q4 Earnings Conference Call
Conference ID: 97229503
Date of call: 03/25/2021
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://produceredition.webcasts.com/starthere.jsp?ei=1444279&tp_key=433d45f977

Participant Toll-Free Dial-In Number:             (+1) 888 390 0546
Participant International Dial-In Number:       (+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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For further information: PLEASE CONTACT: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 06:00e 25-MAR-21